UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BLOUNT INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

4909 SE International Way Portland, OR 97222-4679
Address of Principal Executive Office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Blount International, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2013 within the prescribed time period because the Company has not yet finalized its consolidated financial statements or completed its assessment of internal control over financial reporting (“ICFR”) and our independent registered public accounting firm has not yet completed their audit of our consolidated financial statements and our ICFR for the year ended December 31, 2013. Although the Company has worked to remediate the internal control weaknesses reported in our December 31, 2012 Form 10-K/A, due to the timing of identification of certain of these internal control weaknesses, we expect management’s report on ICFR included in the Form 10-K for the year ended December 31, 2013 will conclude that ICFR are not effective as of December 31, 2013 and that material weaknesses in ICFR existed as of that date.

The Company is in the process of finalizing its analysis to record impairment charges to goodwill and indefinite-lived intangible assets other than goodwill for certain of its recent acquisitions and our independent registered public accounting firm has not completed its audit of this analysis or the related impairment charges. Accounting principles generally accepted in the United States governing the accounting for intangible assets are complex and multiple steps are prescribed in the assessment and determination of related impairment charges. The charges taken will be reflected as a non-cash charge to operating income.

Due to the current status of the items described above, and the expected timing of the receipt from the Company of the necessary information related to those matters, our independent registered public accounting firm has indicated to the Company that it is unlikely that the fiscal 2013 audit will be completed within the 15 day extension period.

SEC 1344 (05-06)
Persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark V. Allred	(503)653-8881
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐ Yes   ☒ No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BLOUNT INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2014	By	/s/ Mark V. Allred Mark V. Allred Vice President and Corporate Controller (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).